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                              July 19, 2022

       Peter Bilitsch
       Chief Executive Officer
       Mobiv Acquisition Corp
       850 Library Avenue, Suite 204
       Newark, DE 19711

                                                        Re: Mobiv Acquisition
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 5, 2022
                                                            File No. 333-265353

       Dear Mr. Bilitsch:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed July 5, 2022

       Risk Factors
       If we seek stockholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates..., page 48

   1. We note disclosure in your risk factor on page 54 that your sponsor, officers, directors and affiliates may purchase
shares from public stockholders for the purpose of voting those shares in favor of a
proposed business combination, thereby increasing the likelihood of the completion of the
combination. Please explain how such purchases would comply
                                                        with the requirements
of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules
Compliance and Disclosure Interpretation 166.01 for guidance.
 Peter Bilitsch
Mobiv Acquisition Corp
July 19, 2022
Page 2
Exclusive forum for certain lawsuits, page 177

2. We note that the disclosure states that the exclusive forum provision in your certificate of incorporation will not apply to actions brought under the Securities Act. However, section
      12.1 of the amended and restated certificate of incorporation filed as
Exhibit 3.2 states
         the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of
1933.    Please
      note that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
      Securities Act or the rules and regulations thereunder. Please reconcile or advise.
       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNamePeter Bilitsch
                                                             Division of
Corporation Finance
Comapany NameMobiv Acquisition Corp
                                                             Office of Real
Estate & Construction
July 19, 2022 Page 2
cc:       Debbie Klis
FirstName LastName